UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On August 30, 2024, AerCap Holdings N.V. (the “Company”) issued a notice of redemption for all of the Company’s $750,000,000 outstanding aggregate principal amount of 5.875% Fixed-Rate Reset Junior Subordinated Notes due 2079 (the “Notes”) (NYSE: AER79) (the “Redemption”) on October 10, 2024 (the “Redemption Date”) at a redemption price equal to 100% of the principal amount thereof (the “Principal Amount”) plus accrued and unpaid interest to, but not including, the Redemption Date (the “Accrued and Unpaid Interest” and, together with the Principal Amount, the “Redemption Price”). The Redemption Price has been calculated in accordance with the terms of the Indenture dated as of October 1, 2019 (the “Base Indenture”), as amended and supplemented from time to time, including pursuant to the First Supplemental Indenture dated as of October 10, 2019 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), by and among the Company, the guarantors party thereto, and Wilmington Trust, National Association, as trustee and paying agent (the “Paying Agent”), and the Notes. The aggregate Accrued and Unpaid Interest up to the Redemption Date has been calculated to be equal to $22,031,250.00. Therefore, the aggregate Redemption Price to be paid is equal to $772,031,250.00. The Redemption Date is also an interest payment date and, as a result, the Accrued and Unpaid Interest portion of the Redemption Price will be paid by BNY Mellon, as a paying agent of the Company (the “Accrued Interest Paying Agent”), consistent with prior interest payments.

The Notes must be surrendered to the Paying Agent in order to collect the Principal Amount of the Redemption Price. The name and address of the Paying Agent are as follows:

Wilmington Trust, National Association
1100 North Market Street, 5th floor
Wilmington, DE 19890
Attention: Workflow Management

This Current Report on Form 6-K does not constitute a notice of redemption and is qualified in its entirety by reference to the formal notice of redemption issued by the Company.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement, File No. 333-260359, and Form S-8 Registration Statements, File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
		Name:	Aengus Kelly
		Title:	Authorized Signatory

Date: September 6, 2024